Exhibit 99.1

Cash Store Financial Provides Ontario Update - Cash Store Financial Engages Chief Compliance and Regulatory Affairs Officer

EDMONTON, Feb. 27, 2014 /CNW/ - The Cash Store Financial Inc. ("Cash Store Financial" or the "Company") (TSX: CSF: NYSE: CSFS) today announces that it has created the position of Chief Compliance and Regulatory Affairs Officer (the "CCRO"). The CCRO reports directly to the special committee of independent directors (the "Special Committee"), which was appointed to review and respond to regulatory developments in Ontario and to evaluate strategic alternatives.

Cash Store Financial is pleased to announce that it has engaged Michele McCarthy to act as CCRO and to fulfill the mandate described below. Ms. McCarthy is an experienced senior executive with experience in numerous roles with global financial services companies.  She has previously had mandates which included Chief Legal Officer, Chief Privacy Officer, and Chair of the Board of Directors at significant public and private corporations.

The mandate of the CCRO will include the following responsibilities:

•	Ensure that the Company and its affiliates (collectively, the "Cash Store Group") are in compliance with all federal and provincial legislation, regulations and regulatory directives (the "Governing Legislation");
•	Ensure that all documents used in the business of the Cash Store Group are compliant with Governing Legislation;
•	Develop procedures to identify, assess and communicate internally any changes or proposed changes to Governing Legislation;
•	Foster a constructive relationship between the Cash Store Group and its regulators; and
•	Oversee and assist business units within the Cash Store Group in the resolution of compliance issues.

Cash Store Financial further announces that it is engaging in ongoing discussions with its Ontario regulator in an effort to address the regulator's concerns regarding the issuance of a lender loan license to the Company and its subsidiaries under the Payday Loans Act, 2008.  Ms. McCarthy will lead these discussions in her role as CCRO while the Special Committee continues its review of strategic alternatives.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or
Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 08:33e 27-FEB-14